Filed Pursuant to Rule 433

Registration No. 333-134553

3YR Auto-Callable Lehman Steepener

Final Terms and Conditions

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Issuer:	Lehman Brothers Holdings Inc.
Ratings:	Moody’s A1/ S&P A+/ Fitch AA-
Issue Size:	$1,000,000
Issue Price:	100.0%
CUSIP:	52517P7J4
Trade Date	October 23, 2007
Settlement Date:	November 15, 2007
Maturity Date:	November 15, 2010, subject to an Early Redemption Event.
Redemption Price at Maturity:	If an Early Redemption Event has not occurred, the notes will be redeemed on the Maturity Date at an amount equal to the principal amount of each note multiplied by 100.0%.
Early Redemption Amount:	A single U.S. dollar amount equal to the principal amount of each note plus the Additional Amount applicable to such Semi-Annual Observation Date.
Semi-Annual Observation Dates:	5 Business Days prior to each applicable Early Redemption Date

Additional Amount:	A single U.S. dollar amount equal to the principal amount of each note times:
Additional Amount
If the Early Redemption Event occurs on the first Semi-Annual Observation Date
5%
If the Early Redemption Event occurs on the second Semi-Annual Observation Date
10%
If the Early Redemption Event occurs on the third Semi-Annual Observation Date
15%
If the Early Redemption Event occurs on the fourth Semi-Annual Observation Date
20%
If the Early Redemption Event occurs on the fifth Semi-Annual Observation Date
25%
If the Early Redemption Event occurs on the sixth Semi-Annual Observation Date
30%
Early Redemption Event:

If on any Semi-Annual Observation Date, the difference of the 10yr CMS Rate minus the 2yr CMS Rate is greater than or equal to 1.00% an “Early Redemption Event” will be deemed to have occurred and the notes will be redeemed and terminated on the Early Redemption Date following such Semi-Annual Observation Date for the applicable Early Redemption Amount.

Early Redemption Dates:	Semi-annually on the 15th of May and November, commencing May 15, 2008
10yr CMS Rate

For any Semi-Annual Observation Date, the rate for U.S. Dollar swaps with a maturity of 10 years, expressed as a percentage, which appears on Reuters Screen ISDAFIX1 as of 11:00 a.m., New York City time, on the related Semi-Annual Observation Date.

2yr CMS Rate

For any Semi-Annual Observation Date, the rate for U.S. Dollar swaps with a maturity of 2 years, expressed as a percentage, which appears on Reuters Screen ISDAFIX1 as of 11:00 a.m., New York City time, on the related Semi-Annual Observation Date.

If the 10yr CMS Rate and/or the 2yr CMS Rate does not appear on Reuters Screen ISDAFIX1 on any Semi-Annual Observation Date, the 10yr CMS Rate and/or the 2yr CMS Rate shall be determined on such Semi-Annual Observation Date as if the parties had specified “USD-CMS-Reference Banks” as the applicable rate, as described under “Description of the Notes—Floating Rate Notes—CMS Rate Notes” in the Series I MTN prospectus supplement.

Business Days:	New York
Business Day Convention:	Modified following, unadjusted
Denominations:	$1,000 / $1,000
Calculation Agent:	Lehman Brothers Special Financing Inc.

Underwriter:	Lehman Brothers Inc.

Fees:		Price to Public (1)	Fees (2)	Proceeds to the Issuer
	Per note	$1,000	$10.00	$990.00
	Total	$1,000,000	$10,000	$990,000

(1)           The price to public includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates, which includes such affiliates expected cost of providing such hedge as well as the profit the such affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)           Lehman Brothers Inc. will receive commissions equal to $10.00 per $1,000 principal amount, or 1.00%, and may use all or a portion of these commissions to pay selling concessions or fees to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

Risk Factors

An investment in the notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes.  See “Risk Factors” in the Series I MTN prospectus supplement.

United States Federal Income Tax Treatment:

Lehman Brothers Holdings Inc. intends to treat the notes as contingent payment debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the Series I MTN prospectus supplement.

Historical Levels of the 10yr CMS Rate and 2yr CMS Rate

The following shows the 10yr CMS Rate and the 2yr CMS Rate in effect on the date hereof and on the Semi-Annual Observation Dates listed below. The historical experience of the 10yr CMS Rate and 2yr CMS Rate should not be taken as an indication of the future performance of the 10yr CMS Rate and 2yr CMS Rate during the term of the notes.  Fluctuations in the level of the 10yr CMS Rate and 2yr CMS Rate make it difficult to predict whether the difference of the 10yr CMS Rate minus the 2yr CMS Rate will be greater than or equal to 1.00% on any Semi-Annual Observation Date and accordingly whether an Early Redemption Event will occur or any Additional Amount will be payable on any Early Redemption Date.  In addition, historical interest rates are not necessarily indicative of future interest rates. Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.

Hypothetical Semi-Annual Observation Dates	10yr CMS Rate (in %)	2yr CMS Rate (in %)	10yr CMS Rate - 2yr CMS Rate (in %)
10/23/07	5.027	4.494	0.533
5/8/2007	5.172	5.086	0.086
11/8/2006	5.16	5.125	0.035
5/8/2006	5.634	5.422	0.212
11/7/2005	5.186	4.915	0.271
5/9/2005	4.718	4.121	0.597
11/5/2004	4.624	3.162	1.462
5/10/2004	5.327	2.978	2.349
11/7/2003	4.88	2.383	2.497
5/8/2003	4.001	1.623	2.378
11/7/2002	4.335	2.152	2.183
5/8/2002	5.772	3.716	2.056
11/7/2001	4.797	2.715	2.082

5/8/2001	6.006	4.637	1.369
11/7/2000	6.963	6.673	0.29
5/8/2000	7.851	7.609	0.242
11/5/1999	6.744	6.225	0.519
5/10/1999	6.177	5.564	0.613
11/6/1998	5.653	5.109	0.544
5/8/1998	6.188	5.967	0.221
11/7/1997	6.394	6.073	0.321
5/8/1997	7.076	6.554	0.522
11/7/1996	6.575	5.899	0.676
5/8/1996	7.21	6.33	0.88
11/8/1995	6.303	5.662	0.641
5/8/1995	7.033	6.36	0.673
11/7/1994	8.413	7.383	1.03
5/9/1994	7.88	6.531	1.349
11/5/1993	6.039	4.27	1.769
5/10/1993	6.2	3.946	2.254
11/6/1992	7.363	4.852	2.511
5/8/1992	7.743	5.441	2.302
11/7/1991	7.99	5.9	2.09
5/8/1991	8.71	7.38	1.33
11/7/1990	9.27	8.27	1.00
5/8/1990	9.68	9.24	0.44
11/8/1989	8.79	8.39	0.4
5/8/1989	9.81	9.85	–0.04
11/7/1988	9.66	9.12	0.54
5/9/1988	9.91	8.69	1.22
11/6/1987	9.88	8.53	1.35